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Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Six Months Ended June 30,	Years Ended December 31,
	2004	2003	2002	2001	2000	1999
	(In Thousands)
EARNINGS
Earnings from continuing operations before income taxes, amortization of capitalized interest and net equity in undistributed earnings of subsidiaries	$75,223	147,108	33,315	188,380	141,271	17,063
Add fixed charges (excluding portion capitalized)	27,626	52,119	52,948	52,768	62,156	41,914

Earnings available for fixed charges	102,849	199,227	86,263	241,148	203,427	58,977
FIXED CHARGES
Interest cost and amortization of debt costs and discounts	26,031	49,341	50,433	50,021	62,516	40,312
Portion of rental cost equivalent to interest (estimated to be one- third of rental cost)	2,298	4,742	3,885	4,861	3,677	2,650

Total fixed charges	$28,329	54,083	54,318	54,882	66,193	42,962

Ratio of earnings to fixed charges	3.6	3.7	1.6	4.4	3.1	1.4

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COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Unaudited)